                                                           Exhibit 99(a)(5)(iii)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

JERRY KRIM                        :
                                  :
            Plaintiff,            :             C.A. No: 18438NC
                                  :
      v.                          :
                                  :
SUNRISE MEDICAL, INC., MURRAY     :
H. HUTCHISON, LEE A. AULT, III,   :
MICHAEL N. HAMMES, WILLIAM        :
L. PIERPOINT, JOSEPH STEMLER, and :             CLASS ACTION COMPLAINT
JOHN R. WOODHULL                  :
                                  :
            Defendants.

      Plaintiff, by his attorneys, allege upon personal knowledge as to their own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

      1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Sunrise Medical ("Sunrise" or the "Company") and who are similarly situated (the "Class"), for injunctive and other relief. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the implementation of a transaction whereby Park Avenue Equity Partners, Vestar Capital Partners, among others would buy the Company. Sunrise shareholders will receive $10.00 in cash per Sunrise share. Twenty-five to thirty senior executives of Sunrise, including its current President and Chief Executive Officer, Michael N. Hammes, are part of the investor group seeking to purchase the Company, and will control approximately 10% of the resulting private company. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants.

      2. The offer is being advanced through unfair procedures and the consideration offered is an unfair price, and does not reasonably reflect the true stockholder value for the public shareholders. The proposed offer is designed to benefit members of management to the detriment of the Company's public stockholders.

                                  THE PARTIES

      3. The plaintiff is, and, at all relevant times, has been the owner of shares of Sunrise common stock.

      4. Defendant Sunrise is a corporation organized under the laws of Delaware, with its principal executive offices located at 2382 Faraday Avenue, Suite 200, Carlsbad California. Sunrise is a worldwide leader in the design, manufacture, and marketing of medical products used by the disabled and the elderly, including custom manual and power wheelchairs and related seating systems and person care products such as walkers and crutches. Sunrise, with approximately 22.45 million shares outstanding, trades on the New York Stock Exchange.

      5. Defendant Murray H. Hutchinson is, and was at all relevant times, Chairman of the Board of Director of the Company.

      6. Defendant Lee A. Ault III, is, and was at all relevant times, a director of the Company.

      7. Defendant Michael N. Hammes is, and was at all relevant times, President and Chief Executive Officer and a Director of the Company.

      8. Defendant William L. Pierpoint is, and was at all relevant times, a director of the Company.

      9. Defendant Joseph Stemler is, and was at all relevant times, a director of the Company.

      10. Defendant John R. Woodhull is, and was at all relevant times, a director of the Company.

      11. The individuals described in paragraphs 5 through 10 are referred to as the Individual Defendants.

      12. Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

      13. Each defendants herein is sued individually as a conspirator, as well as in his or her capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

      14. The plaintiff brings this action on his own behalf and as a class action, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below.

      15. This action is properly maintainable as a class action.

      16. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 22.45 million shares of common stock. There are hundreds of record and beneficial stockholders.

      17. There are questions of law and fact common to the Class including, inter alia, whether:

            a. defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

            b. plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

      18. The plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

      19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter by dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

      20. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS

      21. On October 18, 2000, The Wall Street Journal reported that the Company announced that its Board had approved an offer to be acquired for about $250 million, of $10 a share, by an investor group (the "Investor Group") that plans to take the Company private.

      22. Twenty-five to thirty senior executives, including the current President and CEO Michael N. Hammes, are part of the Investor Group, and will control approximately 10% of the private company following the completion of the transaction.

      23. The Investor Group seeks to take advantage of Sunrise's future growth and capture such value for itself to the detriment of the Company's public shareholders at a price which is inadequate and fails to reflect its true value.

      24. The Wall Street Journal article noted that while Sunrise shares have already strengthen this year, they have done so less than other medical supply suppliers. The Investor Group seeks to capitalize on this fact.

      25. Defendants have breached their fiduciary obligations to Sunrise stockholders to maximize shareholder value.

      26. Because the investor group will benefit members of management, the investor group was in a position to, and in fact did, dictate the terms of the proposed transaction.

      27. The proposed transaction is grossly unfair, inadequate and provides value to Sunrise stockholders substantially below the fair or inherent value of the Company. Taking into account Sunrise's asset value, liquidation value, its expected growth, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of Sunrise is materially greater than the consideration contemplated by the proposed transaction price.

      28. The proposed transaction is wrongful, unfair, and harmful to Sunrise's public stockholders, and will deny them their right to share proportionately in the true value of Sunrise's valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of, inter alia, members of the Company's management.

      29. As a result of defendants' action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of Sunrise's assets and businesses.

      30. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Sunrise's valuable assets and businesses, all the irreparable harm of the Class.

      31. Plaintiff and the Class have no adequate remedy of law.

      WHEREFORE, plaintiff prays for judgment and relief as follows:

            (a) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;

            (b) declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

            (c) preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding which or implementing the transaction;

            (d) in the event the proposed transaction is consummated, rescinding it and setting it aside;

            (e) awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

            (f) awarding plaintiff and the Class the costs and disbursements and reasonable allowances for the plaintiff's counsel and experts' fees and expenses; and

            (g) granting such other and further relief as may be just and proper.

Dated: October 18, 2000

                                        MORRIS AND MORRIS


                                        By: /s/ Patrick F. Morris
                                            ------------------------------------
                                            Irving Morris
                                            Karen L. Morris
                                            Patrick F. Morris
                                            Suite 1600
                                            1105 North Market Street
                                            Wilmington, DE 19899-2166
                                            (302) 426-0400

                                            Attorneys for Plaintiff

OF COUNSEL:

Harvey Greenfield, Esquire
LAW OFFICES OF HARVEY GREENFIELD
60 East 42nd Street
Suite 2001
New York, NY 10165
(212) 949-5500